UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the Annual Period Ended December 31, 2020

FLOWER TURBINES, INC.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11330

Delaware

(State or other jurisdiction of
incorporation or organization)

240 Central Ave., IJ

Lawrence , NY. 11559

(Address of principal executive office)

631-552-0284

(Registrant’s telephone number, including area code)

46-3784856

(I.R.S. Employer Identification No.)

In this Special Financial Report, the term “Solutions Vending International,” “we,” or “the company” refers to Flower Turbines, Inc.

This report may contain forward-looking statements and information relating to, among other things, our its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to our management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations for the twelve-month period ended December 31, 2020 (the “2020 Annual Period”), and the twelve-month period ended December 31, 2019 (the “2019 Annual Period”) should be read in conjunction with our audited consolidated financial statements and the related notes included in this report.

Overview

Our predecessor-in-interest, Flower Turbines, LLC, was formed as a New York limited liability company on September 15, 2013, and converted into Flower Turbines, Inc., a Delaware corporation, on December 27, 2019. Our headquarters are in Lawrence, New York. We develop and manufacture wind turbines.

On March 27, 2019, we formed Flower Turbines B.V., a Netherlands company, to sell, install, and develop sustainable energy solutions in the European Union. In January 2020, we extended our business into the electric mobility vertical through Flower Turbines B.V.’s acquisition of a product line of charging stations, which include stationary poles, outdoor benches, and workstations, which can charge electric vehicles and other products such as mobile phones. The charging stations generate power through wind, solar, and grid energy. We intend to outfit these charging stations with our wind turbines.

Results of Operation

Revenues

For the 2020 Annual Period we had revenues of $147,038, compared to no revenues for the 2019 Annual Period.

Cost of Goods Sold

For the 2020 Annual Period our costs of goods sold was $370,968, compared to $0 for the 2019 Annual Period.

Gross Loss

For the 2020 Annual Period our gross loss was $223,930, compared to $0 for the 2019 Annual Period.

Operating Expenses

For the 2020 Annual Period, our operating expenses were $889,363, consisting of $9,882 for sales and marketing expenses, $241,660 for research and development, and $637,821 for general and administrative costs. For the 2019 Annual Period, our total operating expenses were $545,547, consisting of $23,229 for research and development expenses, $118,530 for sales and marketing expenses, and $403,788 for general and administrative costs. The increase in operating expenses during the 2020 Annual Period, primarily the result of increased general and administrative expenses and research and development as we expanded our operations.

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Loss from Operations

For the 2020 Annual Period we had an operating loss of $1,113,293, compared to an operating loss of $545,547 for the 2019 Annual Period.

Other Income/Expenses

For the 2020 Annual Period, we had total other income and expenses of -$4,950, compared to other income and expense of $15,390 for the 2019 Annual Period. The higher income during the 2019 Annual Period resulted from a $16,913 gain we received from the sale of shares of Flower Turbines B.V.

Net Loss

For the 2020 Annual Period we had a net loss of $1,118,243, compared to a net loss of $530,157 for the 2019 Annual Period. The increase in net loss during 2020, is primarily a result of increased operating expenses and research and development expenses during 2020 as we expanded our operations.

Liquidity and Capital Resources

Since our inception, we have raised over $4,400,000 through various securities offerings, which we have used for operations, including, approximately $2,100,000 from Regulation CF Campaigns, and approximately $2,300,000 we have raised in our current Regulation A+ offering. As of December 31, 2020, we had $50,251 in cash, compared to $266,596 as of December 31, 2019. As of March 31, 2020, and excluding any future proceeds raised in our current Regulation A+ offering, we had sufficient operating capital to fund our operations through December 31, 2021.

As of December 31, 2020, we had total liabilities in the amount of $275,417 compared to $94,252 in total liabilities as of December 31, 2019.  The increase in total liabilities, primarily resulted from an increase in our accounts payables and the Note payable from the incurrence of $56,135 in debt pursuant to our loan with Rabo Bank, and accounts payable resulting from operating our business.

We will incur significant additional costs in commercializing our products, including, but not limited to, in production, marketing, sales and customer service, and intend to continue to fund our operations through funds received from this Offering. We may also engage in additional debt and/or equity financings as determined to be necessary. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. Accordingly, our independent auditors report includes a paragraph regarding substantial doubt about our ability to continue as a going concern

Debt

On November 4, 2019, Flower Turbines B.V., our subsidiary, entered into an unsecured loan agreement with Rabobank, pursuant to which two installments were advanced having in the aggregate principal amount of $56,135, and which mature in 84 months. This first advance was in the amount of $28,068, bears interest at 7.5% per annum, and requires monthly interest payments for 84 months with a final balloon payment on the maturity date. The second advance was in the amount of $28,067, bears interest at 7.5% per annum, requires interest only payments for the first 24 months, principal and interest payments of $468 for the next 60 months, with a final balloon payment on maturity date. Interest expenses for these loans totaled $_ for the year ending December 31, 2020, and the total unpaid principal balances on the loans were $_ as of December 31, 2020.

Plan of Operations

Throughout 2021, we intend to concentrate on the industrialization and commercialization of our wind turbines and charging stations and to actualize first projects of the latest models.

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The table below outlines significant goals for the next 12 months.

Estimated Start Date	Task	Estimated Costs
Q2 2021	First manufactured products (electronics) ready in US	200,000
	Testing of small and medium size turbines in wind tunnel with third party supervision	100,000
	Begin UL and CE certifications	150,000
Q3 2021	Continue development of manufactured products in US	300,000
	Add business development/operations person in US	200,000
	Expand installations and sales in US	200,000
Q4 2021	Continue development of manufactured products in US	400,000
	New off grid wind product on market in US	200,000
	Develop website,IT, and support team for increased US sales	200,000
	Continue UL and CE certifications	300,000
Q1 2022	Hire international business development manager	200,000
	Introduce largest size turbine to US market	200,000
	Certification activities for turbines	250,000

The extent to which we will be able to complete the milestones outlined above is dependent upon the funds raised in our current Regulation A+ offering. If we do not raise a sufficient amount of funds in the offering, we may not incur all the costs or complete all the milestones outlined above.

ITEM 2.  OTHER INFORMATION

On November 9, 2020, Flower Turbines B.V. amended its Employment Agreement with Roy Osinga, to extend the term of the Agreement through December 31, 2024. We also agreed that at such time as we have $500,000 in cash holdings, after payment of all outstanding accounts payables and invoices due for the following 60 days, Mr. Osinga shall receive a bonus of EU$2,000 for each month during which he provided services, prior to January 1, 2020. The employment agreement, as amended, provides for a monthly base salary of €8,000, and may be terminated, for any reason, by Flower Tubines, B.V., on 90 days notice, and by Mr. Osinga on 45 days notice. The amendment appears as an Exhibit to this Report.

On January 1, 2021, we entered into an Employment Agreement with Mark Daniel Farb, our sole officer and director. Pursuant to the Employment Agreement, we have agreed to pay Dr. Farb $15,000 per month. The Employment Agreement is at will, and may be terminated by either party, by providing 30 days advanced written notice of termination. The Employment Agreement is attached as an Exhibit to this Report.

ITEM 3.  FINANCIAL STATEMENTS

The accompanying semiannual financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2020 are not necessarily indicative of the results that can be expected for the year ending December 31, 2020.

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INDEPENDENT AUDITOR’S REPORT

Members of: WSCPA AICPA PCPS 802 N. Washington PO Box 2163 Spokane, Washington 99210-2163 P 509-624-9223 TF 1-877-264-0485 mail@fruci.com www.fruci.com

To the Board of Directors and Stockholders
of Flower Turbines, Inc.

We have audited the accompanying consolidated financial statements of Flower Turbines, Inc., which comprise the consolidated balance sheets as of December 31, 2020 and 2019, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Flower Turbines, Inc. as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

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Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As disclosed in Note 3 of the financial statements, the Company has not generated profit, has negative cash flows from operations, and is reliant on third-party financing to fund operations. These matters raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Spokane, Washington

May 4, 2021

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	2020	2019
ASSETS
Current Assets:
Cash and cash equivalents	$50,251	$266,596
Prepaid expenses	35,284	21,827
Accounts receivable	8,560	-
Other assets	21,147	2,694
Inventory	40,980	-
Due from officer - related party	-	2,171
Funds held in escrow	186,590	90,939
Total Current Assets	342,812	384,227

Non-Current Assets:
Property and equipment, net	11,130	2,154
Total Non-Current Assets	11,130	2,154

TOTAL ASSETS	$353,942	$386,381

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
Current Liabilities:
Accounts payable	$98,982	$29,945
Deferred revenue	94,707	6,447
Accrued expenses	19,587	1,725
Total Current Liabilities	213,276	38,117
Long-Term Liabilities:
Notes payable	62,141	56,135
Total Long-Term Liabilities	62,141	56,135

Total Liabilities	275,417	94,252

Stockholders' Equity:
Common stock, $0.0001 par, 2,500,000 shares authorized, 894,796 and 857,536 shares issued and outstanding as of December 31, 2020 and 2019, respectively.	90	86
Additional paid-in capital	2,465,484	1,553,604
Accumulated deficit	(2,371,498)	(1,253,255)
Accumulated other comprehensive loss	(15,551)	(922)
Stockholders' equity before noncontrolling interest	78,525	299,513
Equity attributable to noncontrolling interest	-	(7,384)
Total Stockholders' Equity	78,525	292,129

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$353,942	$386,381
	$-	$-

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	2020	2019
Net revenues	$147,038	$-
Cost of net revenues	(370,968)	-
Gross profit/(loss)	(223,930)	-

Operating Expenses:
General & administrative	637,821	403,788
Sales & marketing	9,882	118,530
Research and development	241,660	23,229
Total Operating Expenses	889,363	545,547

Loss from operations	(1,113,293)	(545,547)

Other Income/(Expense):
Interest expense	(4,945)	(1,523)
Interest income	3	-
Other expense	(8)	-
Gain on sale of interest in subsidiary	-	16,913
Total Other Income/(Expense)	(4,950)	15,390

Provision for income taxes	-	-

Net loss	(1,118,243)	(530,157)

Less: net loss attributable to noncontrolling interest	-	7,384

Net loss attributable to Flower Turbines, Inc.	(1,118,243)	(522,773)

Foreign currency translation loss	(14,629)	(922)

Other comprehensive loss	$(1,132,872)	$(523,695)

Basic and diluted net loss per share	$(1.28)	$(0.64)

Weighted average shares outstanding - basic and diluted	876,099	815,757

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	Members' Equity		Common Stock
	Membership Units	Members' Equity	Number of Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders' Equity
Balance at January 1, 2019	773,286	$102,932	-	$-	$-	$-	$-	$-
Issuance of membership units - Regulation CF	84,250	836,697	-	-	-	-	-	-
Offering costs	-	(116,421)	-	-	-	-	-	-
Conversion to corporation	(857,536)	(823,208)	857,536	86	1,553,604	(730,482)	-	823,208
Net loss	-	-	-	-	-	(522,773)	(922)	(523,695)
Balance at December 31, 2019	-	-	857,536	86	1,553,604	(1,253,255)	(922)	299,513
Issuance of membership units - Regulation CF	-	-	37,160	4	910,464	-	-	910,468
Amounts in escrow	-	-	-	-	167,349	-	-	167,349
Offering costs	-	-	-	-	(168,933)	-	-	(168,933)
Shares issued in exchange for cash	-	-	100	-	3,000			3,000
Net loss	-	-	-	-	-	(1,118,243)	(14,629)	(1,132,872)
Balance at December 31, 2020	-	$-	894,796	$90	$2,465,484	$(2,371,498)	$(15,551)	$78,525

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	2020	2019
Cash Flows From Operating Activities
Net loss	$(1,118,243)	$(522,773)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	5,363	74
Loss attributable to noncontrolling interest	-	(7,384)
Changes in operating assets and liabilities:
(Increase)/Decrease in prepaid expenses	(13,457)	(21,047)
(Increase)/Decrease in other assets	(18,453)	(2,694)
(Increase)/Decrease in inventory	(40,980)	-
Increase/(Decrease) in accounts payable	69,037	19,598
Increase/(Decrease) in accrued expenses	17,862	1,725
Increase/(Decrease) in deferred revenue	87,333	6,448
Net Cash Used In Operating Activities	(1,011,538)	(526,053)

Cash Flows From Investing Activities
Purchase of property of equipment	(14,339)	(2,228)
Net Cash Used In Investing Activities	(14,339)	(2,228)

Cash Flows From Financing Activities
Proceeds from notes payable	6,006	56,135
Advances to related party	2,171	(2,171)
Proceeds from issuance of member units	-	764,005
Proceeds from issuance of stock	984,917	-
Offering costs	(168,933)	(96,934)
Net Cash Provided By Financing Activities	824,161	721,035

Cash effects of foreign currency translation loss	(14,629)	(922)

Net Change In Cash	(216,345)	191,832

Cash at Beginning of Period	266,596	74,764
Cash at End of Period	$50,251	$266,596

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$4,945	$1,523
Cash paid for income taxes	$-	$-

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ITEM 4. EXHIBITS

EXHIBITS

1.0	Posting Agreement with StartEngine Crowdfunding, Inc.(1)

2.1	Certificate of Incorporation(2)

2.2	Bylaws (3)

4	Form of Subscription Agreement (4)

6.1	StartEngine Secure Services Agreement (5)

6.2	Employment Agreement with Greg Osinga(6)

6.3	License Agreement with Dr. Mark Daniel Farb(7)

6.4	IP Assignment Agreement(8)

6.5	Stock Option Plan (9)

6.6	Employment Agreement with Daniel Farb (10)

6.7	Amendment to Employment Agreement with Greg Osinga (11)

8.0	Escrow Agreement(12)

12.0	Opinion of Alliance Legal Partners, Inc. for Regulation A+ offering (13)

1.	Filed as an exhibit to the Flower Turbines, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11330) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1739997/000110465920110299/tm2030939d1_ex1.htm.
2.	Filed as an exhibit to the Flower Turbines, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11330) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1739997/000110465920110299/tm2030939d1_ex2-1.htm.
3.	Filed as an exhibit to the Flower Turbines, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11330) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1739997/000110465920110299/tm2030939d1_ex2-2.htm.
4.	Filed as an exhibit to the Flower Turbines, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11330) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1739997/000110465920110299/tm2030939d1_ex4.htm.
5.	Filed as an exhibit to the Flower Turbines, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11330) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1739997/000110465920110299/tm2030939d1_ex6-1.htm.
6.	Filed as an exhibit to the Flower Turbines, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11330) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1739997/000110465920110299/tm2030939d1_ex6-2.htm.
7.	Filed as an exhibit to the Flower Turbines, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11330) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1739997/000110465920110299/tm2030939d1_ex6-3.htm.

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8.	Filed as an exhibit to the Flower Turbines, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11330) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1739997/000110465920110299/tm2030939d1_ex6-4.htm.
9.	Filed as an exhibit to the Flower Turbines, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11330) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1739997/000110465920130499/tm2030939d4_ex6-5.htm.
10. 11. 12.

Filed herewith.

Filed herewith

Filed as an exhibit to the Flower Turbines, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11330) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1739997/000110465920110299/tm2030939d1_ex8.htm.

13.	Filed as an exhibit to the Flower Turbines, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11330) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1739997/000110465920110299/tm2030939d1_ex12.htm.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lawrence , NY., on May 5, 2021.

FLOWER TURBINES, INC.

By	/s/ Mark Daniel Farb
	Title:	Chief Executive Officer, Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer and Director

	Dated:	May 5, 2021

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